SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Mass Media Corp.
(Name of Issuer)

Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

169418 100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169418 100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shengcheng Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 553,872,022 ordinary shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 553,872,022 ordinary shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,872,022 ordinary shares(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.9%
12	TYPE OF REPORTING PERSON* IN

(1)  Consists of (a) 3,872,022 ordinary shares that are issuable upon the exercise of options by Mr. Shengcheng Wang within 60 days of February 14, 2011; (b) 440,000,000 ordinary shares owned by Happy Indian Ocean Limited and (c) the 110,000,000 ordinary shares owned by Arctic Spring Limited.

CUSIP No. 169418 100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Happy Indian Ocean Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 440,000,000 ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 440,000,000 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,000,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.8%
12	TYPE OF REPORTING PERSON* CO

(2)  Mr. Shengcheng Wang may be deemed to be the beneficial owner of the 440,000,000 ordinary shares owned by Happy Indian Ocean Limited under the U.S. securities law.

CUSIP No. 169418 100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arctic Spring Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 110,000,000 ordinary shares(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 110,000,000 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,000,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%
12	TYPE OF REPORTING PERSON* CO

(3)  Mr. Shengcheng Wang may be deemed to be the beneficial owner of the 110,000,000 ordinary shares owned by Arctic Spring Limited under the U.S. securities law.

Item 1(a)                Name of Issuer.

China Mass Media Corp.

Item 1(b)                Address of Issuer’s Principal Executive Offices.

6th Floor, Building B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China

Item 2(a)                Name of Person Filing.

(i)	Shengcheng Wang
(ii)	Happy Indian Ocean Limited
(iii)	Arctic Spring Limited

Item 2(b)                Address of Principal Business Office, or, if none, Residence.

The address of the principal business office of Shengcheng Wang is 6th Floor, Building B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

The address of the principal business office of Happy Indian Ocean Limited and Arctic Spring Limited is Zollikerstrasse 181, 8034 Zurich, Switzerland.

Item 2(c)                 Citizenship or Place of Organization.

(i)	Shengcheng Wang is a Canadian Citizen.
(ii)	Happy Indian Ocean Limited is a limited liability company incorporated in the Cayman Islands.
(iii)	Arctic Spring Limited is a limited liability company incorporated in the Cayman Islands.

Item 2(d)                Title of Class of Securities.

Ordinary shares, par value US$0.001 per share

Item 2(e)                CUSIP Number.

169418 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable

Item 4                    Ownership.
(i)	Sole power to vote or to direct the vote: 553,872,022 ordinary shares*
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 553,872,022 ordinary shares*
(iv)	Shared power to dispose or to direct the disposition of: 0

*  Consists of (a) 3,872,022 ordinary shares that are issuable upon the exercise of options by Mr. Shengcheng Wang within 60 days of February 14, 2011; (b) 440,000,000 ordinary shares owned by Happy Indian Ocean Limited and (c) 110,000,000 ordinary shares owned by Arctic Spring Limited.  Happy Indian Ocean Limited is the record holder of 440,000,000 ordinary shares.  Arctic Spring Limited is the record holder of 110,000,000 ordinary shares.  Mr. Shengcheng Wang has the right to vote in respect of the 440,000,000 ordinary shares owned by Happy Indian Ocean Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Happy Indian Ocean Limited and China Mass Media Corp.  Mr. Shengcheng Wang also has the right to vote in respect of the 110,000,000 ordinary shares owned by Arctic Spring Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Arctic Spring Limited and China Mass Media Corp.  Mr. Shengcheng Wang has no direct or indirect equity interests in either Happy Indian Ocean Limited or Arctic Spring Limited.  Both Happy Indian Ocean Limited and Arctic Spring Limited are part of an estate and asset preservation structure that was established for the ultimate benefit, and to advance the interests, of Mr. Wang and his family.  Mr. Shengcheng Wang may be deemed to be the beneficial owner of the ordinary shares owned by Happy Indian Ocean Limited and Arctic Spring Limited under the U.S. securities law.

Item 5                    Ownership of Five Percent or Less of a Class.

Not applicable

Item 6                    Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable

Item 8	Identification and Classification of Members of the Group.

Not applicable

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

Shengcheng Wang

By:	/s/ Shengcheng Wang
Name: Shengcheng Wang

Happy Indian Ocean Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Director

Arctic Spring Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Director